Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, Texas 79701
July 12, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Legacy Reserves LP Amendment No. 1 to Registration Statement on Form S-3 (No. 333-174488) Filed June 21, 2011
Ladies and Gentlemen:
     Legacy Reserves LP, Legacy Reserves Finance Corporation and each of the co-registrant subsidiary guarantors listed in the above-captioned Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby request that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4 p.m., Washington, D.C. time, on Thursday, July 14, 2011, or as soon thereafter as practicable. The Registrants hereby acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Legacy Reserves LP
By:	Legacy Reserves GP, LLC
its general partner

By:	/s/ Steven H. Pruett
	Name:	Steven H. Pruett
	Title:	President, Chief Financial Officer and Secretary

Legacy Reserves Finance Corporation
By:	/s/ Steven H. Pruett
	Name:	Steven H. Pruett
	Title:	President, Chief Financial Officer and Secretary

Legacy Reserves Operating LP
By:	Legacy Reserves Operating GP LLC,
its general partner

By:	Legacy Reserves LP,
its sole member

By:	Legacy Reserves GP, LLC,
its general partner

By:	/s/ Steven H. Pruett
	Name:	Steven H. Pruett
	Title:	President, Chief Financial Officer and Secretary

Legacy Reserves Operating GP LLC
By:	Legacy Reserves LP,
its sole member

By:	Legacy Reserves GP, LLC,
its general partner

By:	/s/ Steven H. Pruett
	Name:	Steven H. Pruett
	Title:	President, Chief Financial Officer and Secretary

Legacy Reserves Services, Inc.
By:	/s/ Steven H. Pruett
	Name:	Steven H. Pruett
	Title:	President, Chief Financial Officer and Secretary